Exhibit 99.1

CyberArk Announces First Quarter 2023 Results

Subscription Portion of Annual Recurring Revenue (ARR) of $403 million; Growth of 84% Year-over-Year
Total ARR of $604 million; Growth of 42% Year-over-Year
Subscription Revenue of $92.7 million for the Quarter; Growth of 78% Year-Over-Year
Total Revenue of $161.7 million for the Quarter; Growth Accelerates to 27% Year-Over-Year
Company Raises Full Year ARR Guidance to a Range of $735 million to $745 million from $730 million to $740 million

Newton, Mass. and Petach Tikva, Israel – May 11, 2023 – CyberArk (NASDAQ: CYBR), the global leader in Identity Security, today announced the Company’s financial results for the first quarter ended March 31, 2023.

“Our results in the first quarter demonstrate the durability of our business model and the mission criticality of our Identity Security platform,” said Matt Cohen, CyberArk's Chief Executive Officer. “With identity-based attacks increasing in frequency and severity, CISOs are prioritizing our solutions even in today’s uncertain macro-economic environment. Demand for our SaaS solutions remains strong, resulting in our subscription bookings mix reaching an all-time high of 95 percent, higher than our guidance framework. While the bookings mix lowered our recognized revenue, it also drove strong 84 percent growth in Subscription ARR to $403 million and 42 percent growth in total ARR to $604 million. Given our results in the first quarter and resiliency in demand for our solutions, we are well positioned to deliver strong long-term growth, profitability and cash flow.”

     Financial Summary for the First Quarter Ended March 31, 2023

•	Subscription revenue was $92.7 million in the first quarter of 2023, an increase of 78 percent from $51.9 million in the first quarter of 2022.

•	Maintenance and professional services revenue was $65.1 million in the first quarter of 2023, compared to $65.1 million in the first quarter of 2022.

•	Perpetual license revenue was $3.9 million in the first quarter of 2023, compared to $10.6 million in the first quarter of 2022.

•	Total revenue was $161.7 million in the first quarter of 2023, up 27 percent from $127.6 million in the first quarter of 2022.

•	GAAP operating loss was $(46.1) million and non-GAAP operating loss was $(12.6) million in the first quarter of 2023.

•
GAAP net loss was $(35.0) million, or $(0.85) per basic and diluted share, in the first quarter of 2023. Non-GAAP net loss was $(6.9) million, or $(0.17) per basic and diluted share, in the first quarter of 2023.

Balance Sheet and Net Cash Provided by Operating Activities

•	As of March 31, 2023, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities, and short-term deposits.

•	During the three months ended March 31, 2023, the Company generated $5.8 million in net cash provided by operating activities.

•	As of March 31, 2023, total deferred revenue was $415.8 million, a 20 percent increase from $345.2 million at March 31, 2022.

Key Business Highlights

•	Annual Recurring Revenue (ARR) was $604 million, an increase of 42 percent from $427 million at March 31, 2022.

o
The Subscription portion of ARR was $403 million, or 67 percent of total ARR at March 31, 2023. This represents an increase of 84 percent from $219 million, or 51 percent of total ARR, at March 31, 2022.

o	The Maintenance portion of ARR was $202 million at March 31, 2023, compared to $208 million at March 31, 2022.

•	Recurring revenue in the first quarter was $145.9 million, an increase of 37 percent from $106.9 million for the first quarter of 2022.

Recent Developments

•	CyberArk Achieved SOC 2 Type 2 and SOC 3 Certifications for its Identity Security Platform

•	CyberArk was named an Overall Leader in Privileged Access Management by KuppingerCole

•	CyberArk Announced Enhanced Functionality for its Workforce Password Management solution

Business Outlook

Based on information available as of May 11, 2023, CyberArk is issuing guidance for the second quarter and full year 2023 as indicated below.

Second Quarter 2023:

•	Total revenue is expected to be in the range of $170.0 million and $175.0 million, representing growth of 19 percent to 23 percent compared to the second quarter of 2022.

•	Non-GAAP operating loss is expected to be in the range of $(10.5) million to $(6.5) million.

•	Non-GAAP net loss per share is expected to be in the range of $(0.19) to $(0.09) per basic and diluted share.

o	Assumes 41.7 million weighted average basic and diluted shares.

Full Year 2023:

•	Total revenue is expected to be in the range of $724.0 million to $736.0 million, representing growth of 22 percent to 24 percent compared to the full year 2022.

•	Non-GAAP operating income/(loss) is expected to be in the range of $(5.0) million to $5.0 million.

•	Non-GAAP net income per share is expected to be in the range of $0.16 to $0.38 per diluted share.

o	Assumes 46.3 million weighted average diluted shares

•	ARR as of December 31, 2023 is expected to be in the range of $735 million to $745 million, representing growth of 29 percent to 31 percent from December 31, 2022.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, May 11, 2023 at 8:00 a.m. Eastern Time (ET) to discuss the Company’s first quarter financial results and its business outlook. To access this call, dial +1 (888) 330-2455 (U.S.) or +1 (240) 789-2717 (international). The conference ID is 6515982. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 770-2030 (U.S.) or +1 (647) 362-9199 (international). The replay pass code is 6515982. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk

CyberArk (NASDAQ: CYBR) is the global leader in Identity Security. Centered on privileged access management, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2023 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)

•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue

•
Subscription portion of ARR is defined as the annualized value of active SaaS and subscription or term-based license contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue

•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and subscription or term-based license contracts in effect at the end of the reported period.

Recurring Revenue

•	Recurring Revenue is defined as revenue derived from SaaS and subscription or term-based license contracts, and maintenance contracts related to perpetual licenses during the reported period.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating loss, non-GAAP net loss and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net loss or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating loss is calculated as GAAP operating loss excluding share-based compensation expense, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net loss is calculated as GAAP net loss excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, the tax effect of the non-GAAP adjustments and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; fluctuation in the Company’s results due to sales cycles and multiple pricing and delivery models; the Company’s ability to sell into existing and new customers and industry verticals; an increase in competition within the Privileged Access Management and Identity Security markets; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; complications or risks in connection with the Company’s subscription model, including uncertainty regarding renewals from its existing customer base, and retaining sufficient subscription or maintenance and support service renewal rates; risks related to compliance with privacy and data protection laws and regulations; risks regarding potential negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, rising interest rates, bank failures, inflation, and the potential for regional or global recessions; the Company’s ability to hire, train, retain and motivate qualified personnel; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s history of incurring net losses and its ability to achieve profitability in the future; risks related to the Company’s ongoing transition to a new Chief Executive Officer; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of strategic acquisitions; the duration and scope of the COVID-19 pandemic and its resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to expand its sales and marketing efforts and expand its channel partnerships across existing and new geographies; risks related to sales made to government entities; regulatory and geopolitical risks associated with global sales and operations (including the current conflict between Russia and Ukraine) and changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended
	March 31,
	2022	2023

Revenues:
Subscription	$51,950	$92,720
Perpetual license	10,557	3,882
Maintenance and professional services	65,055	65,103

Total revenues	127,562	161,705

Cost of revenues:
Subscription	9,197	15,945
Perpetual license	892	212
Maintenance and professional services	17,945	19,815

Total cost of revenues	28,034	35,972

Gross profit	99,528	125,733

Operating expenses:
Research and development	43,443	52,256
Sales and marketing	77,433	99,428
General and administrative	19,736	20,175

Total operating expenses	140,612	171,859

Operating loss	(41,084)	(46,126)

Financial income, net	1,056	9,606

Loss before taxes on income	(40,028)	(36,520)

Tax benefit	2,217	1,492

Net loss	$(37,811)	$(35,028)

Basic loss per ordinary share	$(0.94)	$(0.85)
Diluted loss per ordinary share	$(0.94)	$(0.85)

Shares used in computing net loss per ordinary shares, basic	40,169,333	41,168,043

Shares used in computing net loss per ordinary shares, diluted	40,169,333	41,168,043

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	March 31,
	2022	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$347,338	$363,663
Short-term bank deposits	305,843	281,602
Marketable securities	301,101	268,487
Trade receivables	120,817	87,529
Prepaid expenses and other current assets	22,482	23,668

Total current assets	1,097,581	1,024,949

LONG-TERM ASSETS:
Marketable securities	227,748	309,687
Property and equipment, net	23,474	22,656
Intangible assets, net	27,508	25,667
Goodwill	153,241	153,241
Other long-term assets	217,040	191,093
Deferred tax asset	72,809	78,722

Total long-term assets	721,820	781,066

TOTAL ASSETS	$1,819,401	$1,806,015

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$13,642	$13,472
Employees and payroll accruals	77,328	53,730
Accrued expenses and other current liabilities	33,584	37,163
Deferred revenues	327,918	339,223

Total current liabilities	452,472	443,588

LONG-TERM LIABILITIES:
Convertible senior notes, net	569,344	570,092
Deferred revenues	80,524	76,602
Other long-term liabilities	38,917	37,213

Total long-term liabilities	688,785	683,907

TOTAL LIABILITIES	1,141,257	1,127,495

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	107	108
Additional paid-in capital	660,289	692,597
Accumulated other comprehensive loss	(15,560)	(12,465)
Retained earnings (accumulated deficit)	33,308	(1,720)

Total shareholders' equity	678,144	678,520

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,819,401	$1,806,015

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Three Months Ended
	March 31,
	2022	2023

Cash flows from operating activities:
Net loss	$(37,811)	$(35,028)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	3,884	4,446
Amortization of premium and accretion of discount on marketable securities, net	1,877	(508)
Share-based compensation	27,278	31,596
Deferred income taxes, net	(4,238)	(5,467)
Decrease in trade receivables	36,839	33,288
Amortization of debt discount and issuance costs	744	748
Increase in prepaid expenses, other current and long-term assets and others	(8,708)	(5,105)
Changes in operating lease right-of-use assets	33	1,543
Increase (decrease) in trade payables	1,298	(363)
Increase in short-term and long-term deferred revenues	27,933	7,383
Decrease in employees and payroll accruals	(21,588)	(27,920)
Increase (decrease) in accrued expenses and other current and long-term liabilities	(851)	3,207
Changes in operating lease liabilities	(1,706)	(1,999)

Net cash provided by operating activities	24,984	5,821

Cash flows from investing activities:
Investment in short and long term deposits	(55,906)	(51,768)
Proceeds from short and long term deposits	71,932	103,738
Investment in marketable securities and other	(104,477)	(156,522)
Proceeds from sales and maturities of marketable securities	69,905	111,611
Purchase of property and equipment	(2,013)	(1,775)
Payments for business acquisitions, net of cash acquired	(12,987)	-

Net cash provided by (used in) investing activities	(33,546)	5,284

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	(620)	712
Proceeds from exercise of stock options	1,100	599
Proceeds in connection with employees stock purchase plan	-	3,906

Net cash provided by financing activities	480	5,217

Increase (decrease) in cash and cash equivalents	(8,082)	16,322

Effect of exchange rate differences on cash and cash equivalents	(916)	3

Cash and cash equivalents at the beginning of the period	356,850	347,338

Cash and cash equivalents at the end of the period	$347,852	$363,663

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by operating activities to Free cash flow:

	Three Months Ended
	March 31,
	2022	2023

Net cash provided by operating activities	$24,984	$5,821
Less:
Purchase of property and equipment	(2,013)	(1,775)

Free cash flow	$22,971	$4,046

GAAP net cash provided by (used in) investing activities	(33,546)	5,284
GAAP net cash provided by financing activities	480	5,217

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended
	March 31,
	2022	2023

Gross profit	$99,528	$125,733
Plus:
Share-based compensation (1)	3,190	3,953
Amortization of share-based compensation capitalized in software development costs (3)	88	103
Amortization of intangible assets (2)	1,278	1,704

Non-GAAP gross profit	$104,084	$131,493

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended
	March 31,
	2022	2023

Operating expenses	$140,612	$171,859
Less:
Share-based compensation (1)	24,088	27,643
Amortization of intangible assets (2)	152	137
Acquisition related expenses	478	-

Non-GAAP operating expenses	$115,894	$144,079

Reconciliation of Operating Loss to Non-GAAP Operating Loss:

	Three Months Ended
	March 31,
	2022	2023

Operating loss	$(41,084)	$(46,126)
Plus:
Share-based compensation (1)	27,278	31,596
Amortization of share-based compensation capitalized in software development costs (3)	88	103
Amortization of intangible assets (2)	1,430	1,841
Acquisition related expenses	478	-

Non-GAAP operating loss	$(11,810)	$(12,586)

Reconciliation of Net Loss to Non-GAAP Net Loss:

	Three Months Ended
	March 31,
	2022	2023

Net loss	$(37,811)	$(35,028)
Plus:
Share-based compensation (1)	27,278	31,596
Amortization of share-based compensation capitalized in software development costs (3)	88	103
Amortization of intangible assets (2)	1,430	1,841
Acquisition related expenses	478	-
Amortization of debt discount and issuance costs	744	748
Taxes on income related to non-GAAP adjustments	(4,111)	(6,206)

Non-GAAP net loss	$(11,904)	$(6,946)

Non-GAAP net loss per share
Basic	$(0.30)	$(0.17)
Diluted	$(0.30)	$(0.17)

Weighted average number of shares
Basic	40,169,333	41,168,043
Diluted	40,169,333	41,168,043

(1) Share-based Compensation:

	Three Months Ended
	March 31,
	2022	2023

Cost of revenues - Subscription	$376	$832
Cost of revenues - Perpetual license	30	7
Cost of revenues - Maintenance and Professional services	2,784	3,114
Research and development	6,050	6,738
Sales and marketing	11,400	14,595
General and administrative	6,638	6,310

Total share-based compensation	$27,278	$31,596

(2) Amortization of intangible assets:

	Three Months Ended
	March 31,
	2022	2023

Cost of revenues - Subscription	$1,208	$1,704
Cost of revenues - Perpetual license	70	-
Sales and marketing	152	137

Total amortization of intangible assets	$1,430	$1,841

(3) Classified as Cost of revenues - Subscription.